FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 8, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 07.628.528/0001-59

Av. Brigadeiro Faria Lima, 1309, 5º andar

São Paulo, SP

NOTICE TO THE MARKET

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS ("BrasilAgro” or “Company") hereby informs its shareholders and the market in general that, pursuant to CVM Instruction 384 of March 17, 2003 (“CVMI 384”), that, as of February 7, 2013, BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. has ceased to act as the Company’s market maker, the agreement for the provision of said services having been terminated with the consent of both parties.

The Company also announces the hiring of XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A. to be the market maker for its common shares, traded under the ticker AGRO3 on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, for twelve (12) years as of February 8, 2013, to be automatically extended in the absence of any contrary pronouncement by either party, with the aim of increasing the liquidity of said shares.

BrasilAgro further declares that its free float currently comprises 35,261,950 common shares, equivalent to 60.36% of the total, and that it has not entered into any agreement with the market maker regulating the exercise of voting rights or the purchase or sale of its securities.

São Paulo, February 8, 2013.

Julio Toledo Piza

CEO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: February 8, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer